DIRECT DIAL 212-735-2116 DIRECT FAX 917-777-2116 EMAIL ADDRESS RICHARD.GROSSMAN@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 12, 2019

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Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Navient Corporation

PREC14A filed on April 5, 2019

File No. 1-36228

Dear Ms. Chalk:

We are writing on behalf of our client, Navient Corporation, a Delaware corporation (“Navient” or the “Company”), in response to the letter from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated April 11, 2019 (the “Comment Letter”), relating to the above-referenced preliminary proxy statement on Schedule 14A.

Confidential Treatment Requested by Navient Corporation

April 12, 2019

Set forth below is Navient’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is reprinted in bold and is followed by Navient’s response.

General

1.

We note the following statement which appears on pages 14 and 28 of Navient’s preliminary proxy statement: “As of the date of filing this preliminary proxy statement, the Board had not made the formal final decision on the slate of directors to be nominated by the Board for election at the Annual Meeting and the composition of such slate of directors is subject to change.” Please be aware that if one or more of the Company’s nominees change before you have filed a definitive proxy statement, you must file a revised preliminary proxy statement that includes the identities of any new nominee(s) and the information required by Schedule 14A. See Exchange Act Rule 14a-6. Please confirm your understanding.

Response: Navient confirms that the Company will file a revised preliminary proxy statement in the event one or more of the Company’s nominees, who are reflected in the Company’s preliminary proxy statement, change prior to the Company filing its definitive proxy statement. Such revised preliminary proxy statement will include, among other things, the identities of any new nominee(s) and all of the other information required by Schedule 14A.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosure

cc:	Mark L. Heleen
Chief Legal Officer and Secretary
Navient Corporation